UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
				(Amendment No. 2)*

                  Primus Telecommunications Group, Incorporated
                                (Name of Issuer)

                     Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   741929301
                                 (CUSIP Number)

                               December 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

				[ ] Rule 13d-1(b)

				[X] Rule 13d-1(c)

				[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

			  Continued on following pages
    			      Page 1 of 12 Pages
                            Exhibit Index: Page 11

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CUSIP No. 741929301					     Page 2 of 12 Pages



       1.    Names of Reporting Persons.

             Altai Capital Management, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     IA, PN

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 CUSIP No. 741929301					   Page 3 of 12 Pages


       1.    Names of Reporting Persons.

             Altai Capital Master Fund, Ltd.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Cayman Islands

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     OO

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CUSIP No. 741929301					   Page 4 of 12 Pages

       1.    Names of Reporting Persons.

             Altai Capital Management, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     HC, OO

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CUSIP No. 741929301					  Page 5 of 12 Pages


       1.    Names of Reporting Persons.

             Steven V. Tesoriere

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States of America

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     HC, IN

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CUSIP No. 741929301				           Page 6 of 12 Pages


       1.    Names of Reporting Persons.

             Rishi Bajaj

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States of America

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     HC, IN


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							   Page 7 of 12 Pages


Item 1(a).  	Name of Issuer:

		Primus Telecommunications Group, Incorporated (the "Issuer")

Item 1(b).  	Address of Issuer's Principal Executive Offices:

	     	7901 Jones Branch Drive, Suite 900
	     	McLean, Virginia 22102

Item 2(a).  	Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

		i)	Altai Capital Management, L.P. ("ACMLP");

		ii)	Altai Capital Master Fund, Ltd. (the "Master Fund")

		iii)	Altai Capital Management, LLC ("ACM");

		iv)	Steven V. Tesoriere ("Mr. Tesoriere"); and

		v)	Rishi Bajaj ("Mr. Bajaj").

		This Statement relates to Shares (as defined herein) held for the Master Fund. ACMLP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and serves as investment adviser to the Master Fund. ACM is the general partner of ACMLP. Each of Mr. Tesoriere and Mr. Bajaj is a managing principal of ACMLP and a managing member of ACM. In such capacities, ACMLP, ACM, Mr. Tesoriere and Mr. Bajaj may be deemed to have voting and dispositive power over the Shares held for the account of the Master Fund.

Item 2(b).      Address of Principal Business Office, or, if None, Residence:

	     	The address of the principal business office of each Reporting Person is 152 West 57th Street, 10th Floor New York, NY 10019.

Item 2(c).  	Citizenship:

		i)   ACMLP is a Delaware limited partnership;

		ii)  The Master Fund is a Cayman Islands exempted company;

		iii) ACM is a Delaware limited liability company;

		iv) Mr. Tesoriere is a citizen of the United States of America; and

		v) Mr. Bajaj is a citizen of the United States of America.

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							  Page 8 of 12 Pages


Item 2(d).	Title of Class of Securities:

                Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).  	CUSIP No.:

		741929301

Item 3. 	If This Statement is Filed Pursuant to ss.240.13d-1(b) or
		240.13d-2(b) or (c), Check Whether the Person Filing is a:

		This Item 3 is not applicable.

Item 4.  	Ownership

Item 4(a)     	Amount Beneficially Owned:

		As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 0 shares.

Item 4(b)	Percent of Class:

		As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of approximately 0% of Shares outstanding.

Item 4(c)	Number of Shares as to which the person has:

ACMLP, Master Fund, ACM, Mr. Tesoriere, and Mr. Bajaj:

(i) Sole power to vote or to direct the vote: 				0

(ii) Shared power to vote or to direct the vote: 			0

(iii) Sole power to dispose or to direct the disposition of: 		0

(iv) Shared power to dispose or to direct the disposition of: 		0

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							    Page 9 of 12 Pages

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         See disclosure in Item 2 hereof.

Item 8.  Identification and Classification of Members of the Group

         This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group

         This Item 9 is not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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							    Page 10 of 12 Pages


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Altai Capital Management, L.P.

                                          By: /s/ Steven V. Tesoriere
                                          --------------------------
                                          Name: Steven V. Tesoriere
                                          Title: Managing Principal

                                          Altai Capital Master Fund, Ltd.

                                          By: /s/ Toby E. Symonds
                                          --------------------------
                                          Name: Toby E. Symonds
                                          Title: Director

					  Altai Capital Management, LLC

                                          By: /s/ Steven V. Tesoriere
                                          --------------------------
                                          Name: Steven V. Tesoriere
                                          Title: Manager

                                          /s/ Steven V. Tesoriere
                                          ----------------------------
                                          Steven V. Tesoriere


                                          /s/ Rishi Bajaj
                                          ----------------------------
                                          Rishi Bajaj

February 14, 2011


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							   Page 11 of 12 Pages

			     EXHIBIT INDEX


Ex.								      Page No.

A  Joint Filing Agreement					            12

							   Page 12 of 12 Pages

								     EXHIBIT A

			JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Primus Telecommunications Group Incorporated, dated as of February 14, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                          Altai Capital Management, L.P.

                                          By: /s/ Steven V. Tesoriere
                                          --------------------------
                                          Name: Steven V. Tesoriere
                                          Title: Managing Principal

                                          Altai Capital Master Fund, Ltd.

                                          By: /s/ Toby E. Symonds
                                          --------------------------
                                          Name: Toby E. Symonds
                                          Title: Director

					  Altai Capital Management, LLC

                                          By: /s/ Steven V. Tesoriere
                                          --------------------------
                                          Name: Steven V. Tesoriere
                                          Title: Manager

                                          /s/ Steven V. Tesoriere
                                          ----------------------------
                                          Steven V. Tesoriere


                                          /s/ Rishi Bajaj
                                          ----------------------------
                                          Rishi Bajaj

February 14, 2011

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